Correspondence

Gemco Minerals, Inc.
#203 – 20189 56th Avenue
Langley, British Columbia V3A 3Y6
1-866-848-2940

June 17, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E. Washington, D.C. 20549-7010

Attention:	Craig Arakawa Corporate Finance Tel: 202 551 3686 Fax: 703-813-6982

Dear Sirs:

Re:	Gemco Minerals, Inc. Form 10-K/A for the Fiscal Year Ended May 31, 2008 Filed May 15, 2009 and Response letter dated May 12, 2009 File No. 000-51523

Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filing in response to the Staff’s comments of June 5, 2009. A paper copy of the amended filing marked to show changes has been sent via Federal Express. The comments have been reproduced for your convenience and are followed by our responses.

Form 10-KSB/A1 filed for the Fiscal Year Ended May 31, 2008

General

1.     We herein provide the representations below that we acknowledge:

a.	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and;
c.	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Note 3 – Investments, page 41

2a.	Further to our telephone discussion on this matter, and review of the guidance in EITF 96-18 and paragraph 7 of SFAS 123(R), it was concluded that the discounted value of the mortgage on the appraised property was a reliable measure of the fair value of the investment in this situation rather than the quoted market value of the shares. We acknowledge that the SEC generally believes that the quoted prices for common shares should be relied upon, however, in this case, the more reliable and substantive measure for recording the value of consideration received for the equity payment is the value based on the appraised tangible asset, which the Company had discounted by $25,000 at the date of recording in February 2008. In this case, the Company’s shares are very thinly traded and had a high volatility rate, which made the market price of the shares a less reliable measure.

FASB EITF 96-18 Statement 123 establishes the measurement principles for transactions in which equity instruments are issued in exchange for the receipt of goods or services. Paragraph 8 of Statement 123 states that those transactions should be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

SFAS 123(R) Measurement Principle for Share-Based Payment Transactions
7. If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued. A share-based payment transaction with employees shall be measured based on the fair value (or in certain situations specified in this Statement, a calculated value or intrinsic value) of the equity instruments issued.

2b.	Regarding our Form 10-Q for the quarter ended February 28, 2009, we disclosed that “The mortgage was due on demand as of February 5, 2009, and is now in default. The Company has taken legal action and was awarded a court ordered conduct of sale by the Kamloops Supreme Court, whereby the Company will proceed with listing and disposing the property to the benefit of all secured on the property.”

We weighed this factor in determining that no impairment had occurred as of February 28, 2009 as follows:

— the Company already impaired the asset by $25,000 from the $300,000 face value supported by an appraisal of the real estate asset totaling $1,370,500 vs the mortgaged amount of $782,692, including our third mortgage, which represents a 57% loan to value ratio (1st — $335,000, 2nd $147,692 and 3rd, $300,000). ;
— the Company has also disclosed that it has impaired the interest earned on the mortgage in the amount of $36,546 up to February 28, 2009;
— although the mortgagor is in default of payment, the mortgage is still secured by the real estate asset. The company disclosed that it has taken legal action to protect the asset and was granted the right to sell the property via conduct of sale of the property by the Kamloops Supreme Court which puts the Company in a stronger position where it has more control over liquidating and realizing on the asset.
— the Company will readdress the determination of impairment of the asset for recording in its year end May 31, 2009 financial statements, based on the results of the market response to the listing of the property and/or the actual sale and liquidity of the asset in finality.

Note 9(c) – Common Stock, page 43

3.	Further to our telephone discussion, we understand that the comments in our reply letter lead to inconsistencies when compared to how we have disclosed and accounted for the matter in our financial statements. In resolve of this, we retract the statement in our prior comment letter which states that “there is sufficiently large disincentive for non-performance associated with the elements that are remaining to be performed by Canamex”.

Regarding the undertaking of Canamex required under this agreement that were not yet completed as at May 31, 2008, please see our previous reply letter dated May 12, 2009 for the additional performance required at that time.

Further, as discussed, we update that we have currently determined the commercial viability of the placer property, and are in the process of engaging respective attorneys for the completion of legal assignment of property rights to our Mexican subsidiary company to consummate the transaction and provide for release of the shares.

4.	We have noted some discrepancies in your notation on this matter, upon correction of which will nullify this deficiency. Please note that the statement in your letter “…December 31, 2008 balance sheet has increased to 21,721,000…” should read – “May 31, 2008 income statement has decreased to 20,721,000” which is in line with our revision of 300,000 shares as denoted in our previous reply letter dated May 12, 2009, in concurrence with your comments.

Controls and Procedures

5.	We have revised our disclosure under Item 8A(T) section Management’s Annual Report on Internal Control Over Financial Reporting to further clarify and state our conclusion on effectiveness of the controls were ineffective, by changing the statement in the second paragraph as follows:

From: Based on its evaluation, our management concluded that there is a material weakness in our internal control over financial reporting.

To:
Based on its evaluation, our management concluded that our internal controls over financial reporting were ineffective due to some material weaknesses in our internal control over financial reporting.

Also, we have removed the prior revision “as a whole” in Item 8A(T) paragraph 2, as requested.

Representations

As Chief Financial Officer of Gemco Minerals, Inc., (the “Registrant”) I hereby acknowledge the following:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Registrant may not assert staff comments as a defense in any initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Gemco Minerals, Inc.

By:	/S/ "Dorlyn Evancic" Dorlyn Evancic, CFO